116 Huntington Avenue

Boston, MA 02116

October 29, 2009

BY EDGAR AND BY FAX (703) 813-3288

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Robert S. Littlepage, Jr. Melissa Hauber

Re:	American Tower Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No.: 1-14195

Form 10-Q for Fiscal Quarter Ended June 30, 2009
File No.: 1-14195

Ladies and Gentlemen:

On behalf of American Tower Corporation (“American Tower” or the “Company”), pursuant to a telephone conversation held on October 22, 2009 with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), this letter provides our response to the Staff’s oral request. That telephone conversation concerned follow-up questions to the Company’s letter dated October 6, 2009 responding to comments submitted by the Staff in a letter dated September 9, 2009 (the “Letter”) relating to American Tower’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) and Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2009. For your convenience, the Company has briefly summarized what the Company understands to be the substance of the Staff’s oral request, followed by the Company’s response.

We note your response to prior comment 4 of our Letter. As a follow-up, in future filings, please expand your disclosure in your critical accounting policies and financial statement footnotes to describe the impairment testing model you apply to your customer related intangible assets.

RESPONSE:

In response to the Staff’s request, we will expand our disclosure in future filings to provide more detail regarding the impairment testing model we apply to our customer related intangible assets. The expanded disclosure that we intend to include in our Form 10-K for the fiscal year ended December 31, 2009 is shown below. The expanded disclosure is included under the caption “Critical Accounting Policies and Estimates” in Part I., Item 7 of the Form 10-K and note 1 to our consolidated financial statements included in the Form 10-K. The following disclosure is based on the disclosure previously included in our Form 10-K, and the significant changes have been marked in bold.

“Critical Accounting Policies and Estimates

•	Impairment of Assets.

Assets Subject to Depreciation and Amortization and Non-Core Long-Lived Assets Held for Sale: We review long-lived assets, including intangibles, for impairment whenever events, changes in circumstances or other indicators or evidence indicate that the carrying amount of our assets may not be recoverable. We review our tower portfolio and network location intangible assets for indications of impairment, which primarily result from a tower not having current tenant leases or from having expenses in excess of revenues. We monitor our customer related intangible assets on a customer by customer basis for indications of impairment, such as high levels of turnover or attrition, non-renewal of a significant number of contracts, or the cancellation or termination of a relationship. We assess recoverability by determining whether the net book value of the related assets will be recovered through projected undiscounted cash flows or anticipated proceeds from sales of the assets. If we determine that the carrying value of an asset may not be recoverable, we will measure any impairment based on the projected future discounted cash flows to be provided from the asset or available market information relative to the asset’s fair market value, as compared to the asset’s carrying value. We record any related impairment charge in the period in which we identify such impairment. We also review the carrying value of assets held for sale for impairment based on management’s best estimate of the anticipated net proceeds expected to be received upon final disposition and record any impairment charges or estimated losses on disposal in the period in which we identify such impairment or loss.

Goodwill—Assets Not Subject to Amortization: We perform our annual goodwill impairment test each year and when events or circumstances indicate that the asset might be impaired. In December 2008, 2007 and 2006, we completed our annual impairment testing related to the goodwill of our rental and management segment and determined that goodwill was not impaired. Fair value estimates are based on our historical and projected operating results and market information, changes to which could affect those fair value estimates.”

“1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Impairments, Net Loss on Sale of Long-Lived Assets and Discontinued Operations—The Company reviews long-lived assets, including intangibles with definite lives, for impairment whenever events, changes in circumstances or other indicators or evidence indicate that the carrying amount of the Company’s assets may not be recoverable.

The Company reviews its tower portfolio and network location intangible assets for indications of impairment, which primarily result from a tower not having current tenant leases or from having expenses in excess of revenues. The Company monitors its customer related intangible assets on a customer by customer basis for indications of impairment, such as high levels of turnover or attrition, non-renewal of a significant number of contracts, or the cancellation or termination of a relationship. The Company assesses recoverability by determining whether the net book value of the related assets will be recovered, either through projected undiscounted future cash flows or anticipated proceeds from sales of the assets.

If the Company determines that the carrying value of an asset may not be recoverable, the Company will measure any impairment based on the projected future discounted cash flows to be provided from the asset or available market information relative to the asset’s fair market value, as compared to the asset’s carrying value. The Company records any related impairment charge in the period in which the Company identifies such impairment.”

*        *        *        *

In submitting this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (617) 375-7500.

Very truly yours,

/s/ Thomas A. Bartlett
Thomas A. Bartlett
Executive Vice President and
Chief Financial Officer

cc:	Edmund DiSanto, Esq.

Michael John McCormack, Esq.

Mneesha O. Nahata, Esq.

American Tower Corporation

Thomas V. Milbury

Deloitte & Touche LLP

Sandra L. Flow, Esq.

Cleary Gottlieb Steen & Hamilton LLP